File No. 82-34896

Grand Banks
Energy Corporation

Annual General Meeting of Shareholders

To be held June 6, 2006

Notice of Meeting and Management Proxy Circular

April 26, 2006

GRAND BANKS ENERGY CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an Annual General Meeting of the holders of Common Shares of Grand Banks Energy Corporation ("the Corporation") will be held at the Petroleum Club, in the Cardium, at 319 - 5th Avenue S.W., Calgary, Alberta on Tuesday June 6, 2005 commencing at 10:30 a.m. (Calgary time) for the following purposes:

1. to receive the financial statements for the year ended December 31, 2005 and the auditors' report thereon;
2. to elect directors for the ensuing year;
3. to appoint auditors for the ensuing year and to authorize the directors to fix the auditor's remuneration;
4. to pass an ordinary resolution reaffirming the Corporation's stock option plan attached hereto as Schedule "A";
5. to transact such other business as may be properly brought before the Meeting, or any adjournment or postponement thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Management Information Circular which is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized will be available at the Meeting and will be available for inspection prior to June 6, 2005 at the registered and records office of the corporation at 1600, 444 – 5th Avenue S.W., Calgary, Alberta T2P 2T8 during normal business hours.

Shareholders are invited to attend the Meeting. Only shareholders of record at the close of business on May 2, 2006 are entitled to vote at the Meeting, except to the extent that a person has transferred any Common Shares after that date and the new holder of such shares establishes proper ownership and requests, not later than ten days before the Meeting, to be included in the list of shareholders eligible to vote at the Meeting.

Shareholders who are unable to attend the Meeting in person may appoint a proxy to attend and vote on their behalf. If you are unable to attend the Meeting in person, you are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, forms of proxy must be received not later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the Meeting or any adjournment thereof by Global Corporate Compliance, 310, 441 - 5 Ave SW, Calgary, Alberta T2P 2V1.

Dated at the City of Calgary, in the Province of Alberta this 26th day of April, 2006.

By Order of the Board

(signed) *"E. C. (Ted) McFeely"*
E. C. (Ted) McFeely, Chairman,
President and Chief Executive Officer

TABLE OF CONTENTS

GRAND BANKS ENERGY CORPORATION

MANAGEMENT INFORMATION CIRCULAR

THIS MANAGEMENT INFORMATION CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF GRAND BANKS ENERGY CORPORATION (the "**Corporation**") for use at an Annual General Meeting of the shareholders of the Corporation (the "Meeting") to be held on June 6, 2006 at 10:30 a.m. (Calgary time) at the Petroleum Club, in the Cardium Room, at 319 - 5th Avenue S.W., Calgary, Alberta for the purposes set out in the accompanying Notice of Meeting. As a shareholder you are invited to be present at the Meeting . In the event that you are unable to attend personally, to ensure that you will be represented at the Meeting, you are requested to date, complete and sign the accompanying instrument of proxy and return the same to Global Corporate Compliance, 310, 441 - 5 Ave S.W., Calgary, Alberta T2P 2V1.

Date

Information contained herein is given as of **April 26, 2006** unless otherwise specifically stated.

GENERAL

Solicitation of Proxies

The proxy solicitation is made on behalf of the management of the Corporation. The individuals named in the accompanying form of proxy are directors or officers of the Corporation. The solicitation of proxies is intended to be primarily by mail, but may also be made by telephone, facsimile transmission or other electronic means of communication or in person by the directors and officers of the Corporation. The cost associated with the solicitation will be borne by the Corporation.

Revocability of Proxies

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, by instrument in writing executed by the shareholder or by his attorney authorized in writing and deposited either at the registered office of the Corporation at 1600, 444 – 5 Avenue S.W., Calgary, Alberta, T2P 2T8 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

Proxy Instructions

A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND CROSSING OUT THE NAMES OF THE PERSONS DESIGNATED BY MANAGEMENT OF THE CORPORATION OR BY COMPLETING ANOTHER FORM OF PROXY. Such a shareholder should notify the nominee of his appointment, obtain his consent to act as proxy and instruct him on how the shareholder's shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed form of proxy is delivered to Global Corporate Compliance, 310, 441 - 5 Ave SW, Calgary, Alberta T2P 2V1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the Meeting, or any adjournment thereof.

Voting of Proxies

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them. Each shareholder may instruct his proxyholder how to vote his shares by completing the blanks in the form of proxy.

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the securityholder on any ballot that may be called for and if the securityholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. **IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH SHARES WILL BE VOTED IN FAVOUR OF ALL MATTERS IDENTIFIED IN THE NOTICE OF MEETING ACCOMPANYING THIS CIRCULAR.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the date hereof, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders as a substantial number do not hold Common Shares in their own name as Registered Shareholders. Beneficial Shareholders should note that only proxies deposited by Registered Shareholders whose names appear on the records of the Corporation as the registered holders of the Common Shares can be recognized and acted upon at the Meeting. If Common Shares are held in an account through a shareholder's broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Corporation.

Such Common Shares will more likely be registered under the name of the shareholders' broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of the shareholders' broker or an agent of that broker. CDS & Co. is the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms. Common Shares held by brokers or their nominees can generally only be voted for or against resolutions upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees may be prohibited from voting Common Shares for their clients. The Corporation does not know for whose benefit the Common Shares are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP will mail a Voting Information Form ("VIF") to the Beneficial Shareholders and request the shareholder to complete and return the VIF to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Common Shares to be represented at the Meeting. **A Beneficial Shareholder receiving a VIF from ADP cannot use that VIF to vote Common Shares directly at the Meeting as the VIF must be returned as directed by ADP well in advance of the Meeting in order to have the Common Shares voted. Accordingly, it is strongly suggested that Beneficial Shareholders return their completed VIF as directed by ADP well in advance of the Meeting.**

The Corporation has set the close of business on May 2, 2006 as the record date for the Meeting. The Corporation will prepare a list of shareholders of record at such time. Holders of Common Shares of the Corporation named on that list will be entitled to vote the shares then registered in their name at the Meeting except to the extent that the holder has transferred its Common Shares after that date, and the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands not later than 10 days before the Meeting that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his shares at the Meeting or any adjournment thereof.

Interest of Certain Persons and Companies in Matters to be Acted on Upon

No director or officer or associate thereof has any interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

Voting Shares and Principal Holders Thereof

The Corporation's issued and outstanding shares consist of 29,789,584 common shares ("Common Shares"). Holders of Common Shares as of the date hereof are entitled to one vote for each Common Share held on all matters to be considered and acted upon at the Meeting or any adjournment thereof.

As of the date hereof, to the knowledge of the directors and officers of the Corporation, no person, firm or corporation beneficially owned, directly or indirectly, or exercised control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation other than:

Name of Holder	Number of Common Shares	% of Outstanding Common Shares
Edward C. McFeely Calgary, Alberta	4,683,160(1)	15.7%

Note:

(1) Includes Common Shares owned directly and indirectly owned.

Executive Compensation

Summary Compensation Table

The following table sets forth the compensation of the President and Chief Executive Officer and the Chief Financial Officer for the last three financial years (collectively the "Named Executive Officers"). There were no other Named Executive Officers during the financial year ending December 31, 2005. Compensation is shown, where applicable, for services rendered during the financial year ended December 31, 2005.

		Annual Compensation			Long-Term Compensation Awards	
NEO Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Options Granted (#)**	**All Other Compensation ($)**
Edward C. McFeely	2005	126,666(3)	25,000	Nil	100,000	Nil
Chairman, President & Chief	2004	60,000(3)	10,000	Nil	290,000	Nil
Executive Officer(1)	2003	Nil	Nil	240,000(3)	60,000	Nil
David E. Blain,	2005	87,461(4)	10,000	Nil	80,000	Nil
Chief Financial Officer(2)	2004	52,936(5)	Nil	Nil	20,000	Nil
	2003	50,043 (5)	Nil	Nil	Nil	Nil

NEO Name and Principal Position	Year	Annual Compensation Salary ($)	Bonus ($)	Other Annual Compensation ($)	Long-Term Compensation Awards Securities Under Options Granted (#)	All Other Compensation ($)
Shawn D. McDonald, Corporate Secretary(6)	2005	50,000	7,500	Nil	50,000	Nil
	2004	66,667	10,000	42,175	90,000	Nil
	2003	Nil	Nil	176,888(6)	60,000	Nil

Notes:

(1) E.C. (Ted) McFeely became the Senior Vice President Oil & Gas on June 26, 2001 and replaced Hiro Ogata as President on May 6, 2002. Mr. McFeely was replaced by Randell Pardy as President on April 7, 2003, replaced Peter Sekera as Chairman on August 11, 2003 and replaced Mr. Pardy as President and Chief Executive Officer on January 23, 2004.

(2) David E. Blain was officially appointed the Chief Financial Officer of the Corporation on July 19, 2005.

(3) Effective April 1, 2002 the Corporation entered into a consulting agreement with a private corporation for which, Mr. McFeely is both the President and a significant shareholder. This agreement required the performance of the duties which the Board of Directors assign to him from time to time and which are normally and customarily vested in the offices of President and Chief Executive Officer. These duties include, but are not limited to, guiding the Corporation from an executive level. Mr. McFeely received $120,000 in January 2003 pursuant to the terms of this agreement. In April 2003, Mr. McFeely was paid an additional $120,000 upon his resignation as President, pursuant to the terms of this agreement. Mr. McFeely subsequently agreed to work on a full time basis as a consultant and director, then chairman, and finally as President and Chief Executive Officer of the Corporation until July 1, 2004 without any additional cash compensation. The 2004 salary represents salary earned from July 1, 2004 to December 31, 2004.

(4) Effective April 19, 2005 the Corporation entered into an amended consulting agreement with Dazon Resources Ltd., ("Dazon") a private corporation for which, Mr. Blain is both the President and a significant shareholder. The Corporation paid Mr. Blain consulting fees totalling $40,311 from January 1, 2005 to June 30, 2005 and $47,150 from July 1, 2005 to December 31, 2005 for a total amount of compensation for the year ending December 31, 2005 of $87,461.

(5) Prior to July 1, 2005, Mr. Blain was paid consulting fees totalling $52,936.26 in 2004 and $50,043 ($25,000 of which was payment for a change in management of the Corporation) in 2003.

(6) Effective July 1, 2002, the Corporation entered into a consulting agreement with Shawn D. McDonald. This contract required the performance of the duties which the Board of Directors assign to him from time to time and which are normally and customarily vested in the office of Corporate Secretary. During this period, Mr. McDonald also performed duties typically associated with that of a Chief Financial Officer, including the certification of financial statements. These duties included, but are not limited to, guiding the Corporation from an executive level. Pursuant to the terms of this agreement, $92,888 was paid in 2003 to a private corporation controlled by Shawn McDonald, based upon a rate of $70.00 per hour plus professional association membership and related fees. In April 2003, an additional $84,000 was paid on a change of management. On May 1, 2004, Shawn McDonald became an employee of the Corporation and retained the office of Corporate Secretary. The 2005 compensation reflects the period January 1, 2005 to June 30, 2005 when David Blain assumed the office of Chief Financial Officer.

Stock Option Plan

The Corporation has adopted a stock option plan (the "Stock Option Plan") for directors, officers, employees and consultants and other eligible service providers of the Corporation and of its subsidiaries and affiliates. The purpose of the Stock Option Plan is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants, and other eligible service providers of the Corporation, and its subsidiaries and affiliates, to acquire Common Shares of the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

The aggregate number of Common Shares to be delivered upon the exercise of all stock options granted thereunder is limited to 10% of the Corporation's issued and outstanding Common Shares at the date of grant. Options granted are non-assignable and non-transferable and, if not exercised, will expire on the earlier of: (i) the

expiry date of the options which shall not exceed 10 years; (ii) 6 months from the date that the optionee ceases to be a director, officer or service provider to the Corporation by reason of death, disability, retirement, or in other discretionary circumstances such that an adjustment of the option exercise period is approved by the Directors; (iii) immediately on the date the optionee ceases to be a director, officer or service provider by reason of termination for cause; and (iv) 30 days from the date the optionee ceases to be a director, officer or service provider to the Corporation for any other reason.

Options may be granted under the Stock Option Plan with no vesting provisions at an exercise price as set by the directors of the Corporation, from time to time, subject to the limitations of any stock exchange on which the Common Shares are listed. In no event shall such exercise price be lower than the exercise price permitted by the TSX Venture Exchange (the "Exchange").

The Stock Option Plan has been approved by the holders of Common Shares and complies with the rules of the Exchange relating to the exercise price of stock options. Other than the Stock Option Plan the Corporation has no other long term incentive, benefit or actuarial plans in place. The Corporation also does not currently have a stock appreciation rights plan for its employees.

As of the date of this Circular, the Corporation has outstanding options to purchase 2,965,000 Common Shares of the Corporation and there remain 13,958 Common Shares eligible for stock options under the Stock Option Plan. A copy of the full text of the Corporation's Stock Option Plan has been attached as Schedule "A".

Stock Options Granted and Exercised

The following table sets forth information concerning options granted to the Named Executive Officers during the financial year ended December 31, 2005.

Option Grants During 2005

NEO Name	Securities, Under Options Granted (#)	Percent of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Edward C. McFeely	33,333	5.7%	1.25	1.27	July 19, 2012
Chairman, President & Chief	33,333	5.7%	1.25	1.27	July 19, 2011
Executive Officer	33,334	5.7%	1.25	1.27	July 19, 2010
David E. Blain	26,666	4.6%	1.25	1.27	July 19, 2012
Chief Financial Officer	26,666	4.6%	1.25	1.27	July 19, 2011
	26,668	4.6%	1.25	1.27	July 19, 2010
Shawn D. McDonald	16,666	2.9%	$1.25	1.27	July 19, 2012
Vice President Land Corporate	16,666	2.9%	$1.25	1.27	July 19, 2011
Secretary	16,668	2.9%	$1.25	1.27	July 19, 2010

Option Exercises During 2005 and December 31, 2005 Option Values

The following table sets forth information concerning the numbers and accrued values of unexercised options as at December 31, 2005. No options were exercised by the Named Executive Officers during the year ended December 31, 2005.

NEO Name	Unexercised Options at December 31, 2005 (#)		Value of Unexercised In-the-Money Options at December 31, 2005 ($) (1)	
	Exercisable	Unexercisable	Exercisable	Unexercisable
Edward C. McFeely	266,668	183,332	155,334	97,666
David E. Blain	60,002	59,998	31,668	25,332
Shawn McDonald	116,669	83,331	68,668	44,332

Note:

(1) The value of the unexercised "in-the-money" options has been determined by subtracting the exercise price of the options from the closing price of the Common Shares December 30, 2005 of $1.65, as reported by the Exchange, and multiplying the number of Common Shares that may be acquired upon the exercise of the options.

Executive Employment Contracts and Change in Control Arrangements

Mr. Edward McFeely, Chairman, President and Chief Executive Officer has entered into an employment agreement with the Corporation. Pursuant to the terms of the employment agreement, Mr. McFeely is entitled to: (i) an annual base salary, (ii) receive or participate in all employee group benefit plans, (iii) receive a parking stall and (iv) the granting from time to time of stock options. In the event of termination of employment by the Corporation without just cause or a change in control of the Corporation, Mr. McFeely is entitled to a sum of money equal to the amount of the executive's then current annualized base salary, and all outstanding stock options held by the executive as at the date of termination which have vested, may be exercised within 30 days from termination. See "Executive Compensation" and the notes thereto.

Mr. David Blain, Chief Financial Officer, has entered into a consulting agreement effective July 19, 2005 and is performing the functions associated with his office of Chief Financial Officer for the Corporation, through Dazon at a rate of $85 per hour plus related expenses. In the event of termination of employment by the Corporation without just cause or a change in control of the Corporation, Mr. Blain, is entitled to $77,500 and all outstanding stock options held by the executive as at the date of termination which have vested, may be exercised within 30 days from termination.. See "Executive Compensation" and the notes thereto.

Mr. Shawn D. McDonald, Vice President, Land, has entered into a consulting agreement effective April 6, 2004 and performs the functions associated with his office of corporate secretary for the Corporation. In the event of termination of employment by the Corporation without just cause or a change in control of the Corporation, Mr. McDonald is entitled to a sum of money equal to the amount of the executive's then current annualized base salary, and all outstanding stock options held by the executive as at the date of termination which have vested, may be exercised within 30 days from termination.

Compensation of Directors

Mr. McFeely was the only director that was an officer of the Corporation during 2005 and received no compensation in his capacity as director. See "Executive Compensation". Each non-employee director received a fee of one thousand dollars ($1,000) per month for each month they were a director in 2005 and were also eligible to be granted options. The following table sets out the cash compensation and stock option grants to the non-employee directors of the Corporation:

Director	Cash Compensation	Options	Exercise Price
Thomas S. Bamford	12,000	50,000	$1.25
Kenneth H. Hayes	12,000	50,000	$1.25
Brian H. Gore	12,000	50,000	$1.25
W.J. McNaughton	12,000	50,000	$1.25

Securities Authorized for Issuance Under Equity Compensation Plans

Under the Corporation's current Stock Option Plan (the "Option Plan"), the Board may from time to time designate directors, officers, employees of, or providers of services to the Corporation to whom options to purchase Common Shares may be granted. The Stock Option Plan the security holders are being asked to approve does not change the information set out below.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	2,965,000	$1.23	13,958
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	2,965,000	$1.23	13,958

Indebtedness of Directors and Executive Officers

Aggregate Indebtedness

No officer, director, employee or consultant of the Corporation is indebted to the Corporation at the date hereof nor is any indebtedness of any of the foregoing the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation except in respect of the following share purchase loan outstanding to one employee.

Purpose	To the Corporation	To Another Entity
Share Purchase Loan	$47,500	Nil

The loan described above totalling $47,500 has been amended as of March 1, 2006 to increase the term by one year to eight years, bear interest payable at the Corporation's borrowing rate at 5%, requires interest only payments for an additional year and remains limited recourse to the shares of the Corporation held as security.

Indebtedness of Directors and Executive Officers Under Securities Purchase Programs

As of the date hereof, no director, officer or any associate of any director or officer of the Corporation was indebted to the Corporation, nor is any indebtedness of any of the foregoing the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

Management Contracts

On November 1, 2004, the Corporation entered into a consulting agreement with HiTorque Resources Ltd. ("HiTorque") and amended the agreement February 16, 2005. Keith Wilford is the President and a significant shareholder of HiTorque and performs the functions associated with his office of Vice-President Operations for the Corporation through this consulting agreement. During the year ended December 31, 2005, HiTorque was paid $135,725, and additionally has been paid a sum of $35,250 since January 1, 2006 up to the date hereof for such services.

Interest Of Informed Persons In Material Transactions

No informed person, director, officer or insider of the Corporation or member of management had an interest in any material transaction with the Corporation during the period ended December 31, 2005 or in any proposed transaction which has materially affected or which could materially affect the Corporation.

BUSINESS OF THE MEETING

Receipt of Financial Statements and Auditor's Report

The audited financial statements for the financial year ended December 31, 2005 of the Corporation have been forwarded to Shareholders and are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") which can be accessed at www.sedar.com. With the delivery requirements of the *Business Corporations Act* (Alberta) being met with the advance circulation of such financial statements, no formal action will be taken at the Meeting to approve the financial statements. If any Shareholders have questions respecting the December 31, 2005 financial statements, the questions may be brought forward at the Meeting.

On January 17, 2006, BDO Dunwoody LLP ("BDO") resigned as Auditor of the Corporation at its own initiative.

Personnel actively involved in the audit of the Corporation left BDO and joined Deloitte & Touche LLP ("Deloitte"). As a result of these changes, BDO agreed to resign as auditors of the Company and facilitate the orderly transition of the audit files to Deloitte or any other successor. The audit committee reviewed the situation and recommended to the Board of Directors of the Company that BDO's resignation be approved, and advised that the appointment of Deloitte as auditors of the company would provide for continuity for key audit engagement team members and would be in the best interests of the Corporation.

There were no reportable events cited by the Auditor and the Corporation is not aware of any reportable events and is of the opinion that none exists.

In accordance with National Instrument 51-102- *Continuous Disclosure Obligations* ("NI 51-102"), the Reporting Package (as such term is defined in NI 51-102) including a copy of the Change of Auditor Notice and letters from BDO and Deloitte confirming the information contained in the Change of Auditor Notice has been attached as Schedule "C".

Appointment of Auditor

Shareholders will be asked to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants of Calgary, Alberta as auditors until the close of the next annual meeting, at remuneration to be fixed by the Board of Directors. Deloitte have been the auditor for the Corporation since January 27, 2006 for the year ended December 31, 2005. During the year, Deloitte received the following fees from the Corporation:

Financial Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2005	$33,500[1]	Nil	Nil	$3,975[2]
December 31, 2004[3]	$19,000	$2,050	$4,377	Nil

Notes:

(1) The Audit Fees plus a 2% administrative fee plus expenses.

(2) The 2005 All Other Fees were paid to BDO Dunwoody LLP, Charter Accountants for reading the quarterly financials and other related services.

(3) The 2004 Audit Fees, Audit Related Fees and All Other Fees were paid to BDO Dunwoody LLP, Charter Accountants.

The resolution appointing auditors must be passed by a simple majority of the votes cast with respect to the resolution by Shareholders present in person or by proxy at the Meeting. **It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed otherwise in such Instrument of Proxy, to vote such proxies FOR the appointment of Deloitte & Touche LLP as auditors of the Corporation.**

Election of Directors

Pursuant to the Corporation's articles of incorporation, the Board of Directors (the "Board") may consist of a minimum of three and a maximum of seven directors. There are currently five directors and management proposes to maintain the number of directors at five.

The following table sets forth all of the persons proposed by management to be nominated for election as directors, together with all positions and offices with the Corporation now held by them, their principal occupations for the previous five years, the periods during which they have served as directors of the Corporation, and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction.

Name, Position with the Corporation	Present Principal Occupation and Positions Held During the Last Five Years	Director Since	Number of Securities of the Corporation [4]
Edward C. McFeely [1][2] Chairman, President and Chief Executive Officer Calgary, Alberta, Canada	Chairman, President and Chief Executive Officer of the Corporation	June, 2001	4,683,160 Common Shares
Thomas S. Bamford[1][3][5] Director Calgary, Alberta, Canada	Independent Businessman since 1995	August 24, 2004	235,000 Common Shares
Brian H. Gore[2] Director Calgary, Alberta, Canada	Independent Businessman since 2003; Chairman & CEO. Pivotal Energy Ltd. 2002 to 2003; President, CEO., & Chairman Cigar Oil & Gas Ltd. 1998 to 2002	January 29, 2004	375,000 Common Shares
Kenneth H. Hayes [1][2][3] Director Calgary, Alberta, Canada	CEO, Wilderness Energy Corp. since 2001. President and CEO Cometra Energy (Canada) Limited and Canrock Pipelines Ltd. 1989 to 2001	January 29, 2004	132,700 Common Shares

Name, Position with the Corporation	Present Principal Occupation and Positions Held During the Last Five Years	Director Since	Number of Securities of the Corporation (4)
W.J. McNaughton(3) Director Calgary, Alberta, Canada	Independent Businessman since 1999	May 10, 2004	15,000 Common Shares

Notes:

(1) Member of the Reserves Committee, Thomas Bamford is Chairman.

(2) Member of the Compensation Committee, Brian Gore is Chairman.

(3) Member of Audit Committee, W.J. McNaughton is Chairman.

(4) The information as to the number of Common Shares beneficially owned and controlled has been furnished by the directors.

(5) In 1997, Mr. Bamford joined the board as a director of Ablevest Holdings Ltd. ("Ablevest"). Ablevest had been suspended from trading since September 16, 1996. During the course of its suspension, Ablevest was advised by the Alberta Stock Exchange ("ASE") that a reactivation plan would have to be implemented and its minimum listing requirements achieved or Ablevest would be delisted. As part of this reactivation plan a series of asset sales and financing transactions were attempted during 1997 and 1998. Some of these transactions were completed but others were not. By March 1998, it became apparent that new financing alternatives to finalize a reactivation plan would not be forthcoming given the overall downturn in the oil and gas industry that had commenced in December 1997. In light of these circumstances, Ablevest entered into an amalgamation agreement with Temba Resources Ltd., which, subsequent to shareholder approval of both corporations, resulted in an amalgamated publicly traded corporation under the name "Westlinks Resources Ltd." in June 1998. Westlinks Resources Ltd. went on to become Enterra Energy Corp.

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed otherwise in such Instrument of Proxy, to vote such proxies FOR the nominees for directors as set out above. Each director elected will hold office until the close of the next annual meeting or until his successor is duly elected or appointed, unless his office is earlier vacated.

Stock Option Plan

The Exchange requires all listed companies with a 10% rolling stock option plan to obtain annual shareholder approval of such plan. Shareholders will be asked at the Meeting to vote on a resolution to reaffirm for the ensuing year, Corporation's Stock Option Plan as attached hereto as Schedule "A" and which has been approved by the Compensation Committee and the Board of Directors. See "Compensation of Executive Officers -Stock Option Plan" for a full description of the Stock Option Plan.

As at the date hereof, the Corporation has outstanding options to purchase 2,965,000 Common Shares of the Corporation. At the Meeting, shareholders will be asked to approve the following resolution:

> "**BE IT RESOLVED THAT** the 10% rolling incentive Stock Option Plan, attached to the as approved by the Compensation Committee and the Board of Directors be and is hereby approved for the ensuing year; and
>
> **BE IT FURTHER RESOLVED THAT** any officer or director of the Corporation be and each of them is hereby authorized, for and on behalf of the Corporation, to execute and deliver such other documents and instruments and take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such action."

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed otherwise in such Instrument of Proxy, to vote such proxies FOR the approval of the Option Plan.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General Meeting accompanying this Circular. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board of Directors , the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board of Directors and who are charged with the day to day management of the Corporation. The Board of Directors is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. The Board of Directors expects management to operate the business of the Corporation in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Corporation's business plan and to meet performance goals and objectives.

The Board of Directors is of the view that the Corporation's general approach to corporate governance, summarized below, is appropriate and in the circumstances substantially consistent with objectives reflected in the guidelines for improved corporate governance in Canada.

Set forth below is a description of the Corporation's current corporate governance practices, as prescribed by National Instrument 58-101-*Disclosure of Corporate Governance Practices*. Exchange Policy 3.1-*Directors, Officers and Corporate Governance* requires Tier I issuers to comply with the requirements of Form NI 58-101F1. The requirements of Form NI 58-101F1 are set out below in italics.

Board of Directors

Disclose the directors who are independent

> The Board of Directors' determination as to each director's independence is made with reference to definitions under applicable securities laws and stock exchange regulations. The Board of Directors is currently composed of five directors, four of which are not members of management. The Board of Directors considers Thomas S. Bamford, Kenneth H. Hayes, Brian H. Gore and W.J. McNaughton to be independent directors.

Disclose the identity of directors who are not independent, and describe the basis for that determination.

> The Board of Directors does not consider Edward C. McFeely to be an independent director. The Board of Directors considers Mr. McFeely not to be independent by virtue of his being the President and Chief Executive Officer of the Company. Currently, the majority of directors of the Company are considered independent.

Directorships

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Some directors of the Corporation are presently directors of other reporting issuers.

Name of Director	Name of Reporting Issuer
Thomas S. Bamford	Industrial Minerals Inc. (1)
W.J. McNaughton	International Frontier Resources Corp. (2)

Notes:

(1) Industrial Minerals Inc. is listed on the OTC Bulletin Board in the United States.

(2) Listed on the TSX Venture Exchange

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors do not hold meetings at which non-independent directors and members of management are not in attendance. The Board of Directors facilitates open and candid discussion among its independent directors by inviting management and non-independent directors to leave meetings as required.

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Edward C. McFeely is the chair of the Board of Directors and is not considered an independent director. The Board provides leadership for its independent directors by ensuring that each that each committee is chaired by an independent director.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.

Name of Director	Number of Meetings Attended/ Number of Meetings Held
Thomas S. Bamford	4/4
Kenneth H. Hayes	3/4
Brian H. Gore	3/4
W.J. McNaughton	4/4
Edward C. McFeely	4/4

Board Mandate

Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board has a broad responsibility for supervising the management of the business and affairs of the Corporation. Formal position descriptions for the board have not been implemented. The Board delineates its role and responsibility by exercising it's collective experienced judgment while considering the statutory requirements, the nature of the business conducted by the Corporation and the education and business experience of each particular member of the Board.

Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has not developed formal written descriptions for the Chair and the chair of each of the Audit, Reserves and Compensation Committee. The primary role of the chair of each committee is managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities in a timely fashion. The Chair of both the Audit and the Reserves Committee also maintain on-going communications with the Corporation's external auditors in order to lead the committee in performing its oversight and other audit-related functions.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

A formal position description for the CEO has not been implemented. The CEO is responsible for the overall management of the Corporation including directly supervising the senior management team. The Board provides the CEO with direction at regularly scheduled directors meetings.

Orientation and Continuing Education

Describe what steps the board takes to orient new board members, and describe any measures the board takes to provide continuing education for directors.

The Board is composed of experienced corporate directors. Orientation is carried out through an initial meeting with management including a disclosure of material contracts, current financial position, insurance coverage, personnel and compensation. This is followed up with the delivery of relevant information relating to the Corporation and its governance, compiled by the Corporate Secretary.

Due to the size of the Corporation's Board of Directors, no formal program currently exists for the orientation of new directors and existing directors provide orientation and education to new members on an informal and ad hoc basis. No formal continuing education program currently exists for the directors of the Corporation; however, the Corporation encourages directors to attend, enrol or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters and has agreed to pay the cost of such courses and seminars. Each director of the Corporation has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director.

Ethical Business Conduct

Describe what steps the Board of Directors takes to encourage and promote a culture of ethical business conduct.

The Board of Directors has also adopted a "Whistleblower Policy" wherein employees and consultants of the Corporation are provided with a mechanism by which they can raise concerns in a confidential, anonymous process.

Nomination of Directors

Describe what steps, if any, are taken to identify new candidates for board nomination, including (i) who identifies new candidates and; (ii) the process of identifying new candidates.

Pursuant to the mandate of the Board of Directors, the Board of Directors has responsibility for selecting nominees for election to the Board of Directors. At present, the Board of Directors does not have a process by which the Board of Directors identifies new candidates for Board nomination but rather the identification of new candidates is done on an informal and ad hoc basis. The nominees are generally the result of recruitment efforts by Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer.

Compensation

Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including (i) who determines compensation; and (ii) the process of determining compensation.

The Corporation's compensation policies are founded on the principle that executive and employee compensation should be consistent with Shareholders' interests and therefore the compensation strategy is significantly weighted towards a stock ownership compensation strategy. The objectives of the program are to attract and retain a high quality management and employee team and to motivate performance by tying a significant portion of the compensation to enhancement in share value. The Board of Director's as a whole considered the compensation of the Board through cash compensation and incentive stock options. The directors considered and approved cash compensation payable to unrelated directors only, based upon the required time commitments, the changing regulatory regime, and the responsibilities and risks undertaken by unrelated directors.

Compensation Committee

The Compensation Committee is responsible for reviewing overall compensation strategy, objectives and policies; annually reviewing and assessing the performance of senior officers; recommending to the Board of Directors the compensation of senior officers; reviewing executive appointments; and recommending the adequacy and form of directors' compensation. This Committee meets at least once annually. Currently, the members of the Compensation Committee includes Brian H. Gore (Chair), Kenneth H. Hayes and Edward C. McFeely.

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Given the size and nature of the Corporation, most matters are dealt with by the complete Board of Directors, with the exception of the Audit Committee. Committees are established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board of Directors meetings. The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes

that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented. A summary of the responsibilities and activities and the membership of each of the Audit, Reserves and Compensation Committees is set out below.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Corporation's accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Corporation's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Corporation's external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Corporation's quarterly and annual financial statements prior to approval by the full Board of Directors and release to the public. Currently, the members of the Audit Committee include W.J. McNaughton (Chair), Thomas S. Bamford and Kenneth H. Hayes. The Audit Committee has adopted a prior approval policy for the engagement of non-audit services with the Auditors.

Reserves Committee

The Reserves Committee has responsibility for carrying out an independent review of the annual reserve data of the Corporation, including the appointment of the Corporation's independent engineers. This Committee meets at least quarterly. The Reserves Committee monitors the process management uses to provide the independent evaluators with the Corporation's well production data, the principal risks associated with the evaluation of the Corporation's petroleum and natural gas reserves and reviews the assumptions used and information provided to the independent engineering consultants. Currently, the members of the Reserves Committee includes Thomas S. Bamford (Chair), Kenneth H. Hayes and Edward C. McFeely.

Assessment

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board of Directors monitors, but does not yet formally assess the performance of individual Board members or committee members or their contributions.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be obtained from SEDAR (the System for Electronic Document Analysis and Retrieval) at www.sedar.com. Financial information is provided in the Corporation's comparative audited consolidated financial statements for the year ended December 31, 2005 and the related management's discussion and analysis.

Copies of those financial statements and management's discussion and analysis may be requested from David Blain, the Chief Financial Officer of the Corporation, at 1600, 444 - 5 Avenue S.W., Calgary, Alberta, T2P 2T8, telephone (403) 262-8666 or by e-mail at dblain@grandbanksenergy.com. They are also available on SEDAR or from the Corporation's website at http://www.grandbanksenergy.com/.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

The contents of this Circular have been approved by the Board of Directors.

DATED April 26, 2006

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "*E. C. (Ted) McFeely*"
E. C. (Ted) McFeely, Chairman,
President and Chief Executive Officer

SCHEDULE "A" to the Information Circular
Of Grand Banks Energy Corporation

STOCK OPTION PLAN

1. Definitions

Unless otherwise defined herein or the context otherwise requires, capitalized terms used have the meaning ascribed to them in the TSX Venture Exchange ("**TSX-V**") Policy 4.4.

2. Purpose of Plan

The purpose of the Stock Option Plan (the "**Plan**") is to assist Grand Banks Energy Corporation ("**Grand Banks**") in attracting, retaining and motivating directors, key officers, employees, consultants and advisors of Grand Banks and its subsidiaries, (in this Plan the term "Grand Banks" will be deemed to include subsidiaries except where the context does not permit) and to closely align the personal interest of the directors, officers and employees with those of the shareholders by providing them with the opportunity, through options, to acquire Common Shares ("**Common Shares**") of Grand Banks.

3. Implementation

All aspects of the Plan are subject to compliance with the requirements of each stock exchange on which the shares of Grand Banks are listed (a "**Stock Exchange**") and of any governmental authority or other regulatory body, to which Grand Banks is subject.

4. Administration

The Plan will be administered by the board of directors of Grand Banks (the "**Directors**") which has final authority and discretion, subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan including the imposition of vesting provisions.

5. Eligibility

Options may be granted under the Plan to such directors, officers, employees, consultants and advisors of Grand Banks as the Directors may designate as participants (the "**Participants**"), subject to the limitations set forth in sections 6 and 7. The total number of Common Shares made available under the Plan (the "**Optioned Shares**"), the time or times and price or prices at which options may be granted, the time or times at which options are exercisable and any conditions or restrictions on the exercise of options shall be in the full and final discretion of the Directors, subject to any limitations contained herein.

6. Number of Shares Under Plan

The number of authorized but unissued Common Shares that may be issued upon the exercise of options granted under the Plan at any time, plus the number of Common Shares reserved for issuance under outstanding incentive stock options otherwise granted by Grand Banks shall not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at any time, and such aggregate number of Common Shares shall increase or decrease as the number of issued and outstanding Common Shares changes.

However, the following additional restrictions apply:

(a) the maximum number of Common Shares that may be reserved for issuance to any one eligible person pursuant to options granted under the Plan is five percent of the number of Common

Shares outstanding at the time of reservation, unless disinterested shareholder approval is obtained;

(b) no more than two percent of the issued Common Shares of Grand Banks may be granted to any one Consultant in a 12 month period and if the Consultant is conducting Investor Relations Activities, no more than ¼ of such options may vest in any three month period;

(c) no more than an aggregate of two percent of the issued Common Shares of Grand Banks may be granted to an Employee conducting Investor Relations Activities, in any 12 month period; and

(d) if option rights granted to an individual under the Plan in respect of certain Optioned Shares expire or terminate for any reason without having been exercised, such Optioned Shares may be made available for other options to be granted under the Plan.

Any Common Shares subject to an option that expire or terminate without having been fully exercised may be made subject to a further option. No fractional Common Shares may be issued under the Plan.

7. <u>Limits with Respect to Insiders</u>

For the purposes of this Section 7, an Insider means:

(a) an insider as defined by the *Securities Act* (Alberta), other than a person who falls within that definition solely by virtue of being a director or senior officer of any corporation that is a subsidiary of Grand Banks as defined in the *Securities Act* (Alberta); and

(b) an associate, as defined in the *Securities Act* (Alberta), of any person who is an insider by virtue of (a) above.

For the purposes of this Section 7, a share compensation arrangement ("Share Compensation Arrangement") means any stock option, stock plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by Grand Banks by way of a loan, guarantee or otherwise.

For the purposes of this Section 7, holders of non-voting and subordinate voting shares, must be entitled to vote with the holders of any class of shares of Grand Banks which otherwise carry greater voting rights, on a basis proportionate to their respective residual equity interests in Grand Banks.

For the purposes of this Section 7, any entitlement to acquire Common Shares granted pursuant to the Plan or any other Share Compensation Arrangement prior to the grantee becoming an Insider is to be excluded. For the purposes of this section 7, the number of Common Shares outstanding is to be determined on the basis of the number of Common Shares outstanding at the time of the reservation or issuance, as the case may be, excluding Common Shares issued under the Plan or under any other Share Compensation Arrangement over the preceding one-year period.

Subject to this Section 7, the maximum number of Common Shares that may be reserved for issuance to Insiders pursuant to the Plan and any other previously established or proposed Share Compensation Arrangement is 10% of the number of Common Shares outstanding.

Subject to this Section 7, the maximum number of Common Shares that may be issued to any Participant under the Plan and any other previously established or proposed Share Compensation Arrangement within a one-year period is 10% of the number of Common Shares outstanding.

Subject to this Section 7, the maximum number of Common Shares that may be issued to any one Insider under the Plan and any other previously established or proposed Share Compensation Arrangement within a one-year period is 5% of the number of Common Shares outstanding.

If a proposed Share Compensation Arrangement, together with all of Grand Banks' other previously established or proposed Share Compensation Arrangements, could result, at any time, in the number of shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the outstanding issue or if Grand Banks seeks to reduce the exercise price or term of an option granted, which benefits an Insider, such Share Compensation Arrangement, reduction in exercise price or amendment to an option term must be approved by a majority of the votes cast at the shareholders' meeting other than votes attaching to securities beneficially owned by Insiders to whom options may be granted under the Plan or associates of such persons.

8. <u>Terms and Conditions</u>

All options shall be granted upon and subject to the terms and conditions hereinafter set forth.

8.1 Exercise Price

The exercise price for each Optioned Share will be determined by the Directors, but will in no event be less than the Discounted Market Price of the Common Shares on a Stock Exchange on the trading day immediately prior to the grant of the option (or, if no trades occurred on such day, then on the next previous day on which trading took place) less the maximum discount, if any, permitted by the Stock Exchange or such other price as may be set by the Directors and approved by the Stock Exchange.

Where the exercise price of the stock option is based on the Discounted Market Price, all stock options and any Listed Shares issued on the exercise of stock options must be legended with a four month Exchange hold period commencing on the date the stock options were granted.

In addition, if options are granted within 90 days of a distribution by prospectus, the minimum exercise price will be the greater of the Discounted Market Price and the price per Common Share paid by the public investors for the Common Shares under the distribution.

8.2 Option Agreement

All options will be evidenced by means of an agreement (the "**Option Agreement**") between Grand Banks and the Participant, which agreement will define the following terms, vesting period, price and number of Optioned Shares. Grand Banks shall represent in each Option Agreement that the Participant is a bona fide director, officer, employee of, consultant or advisor to, Grand Banks.

8.3 Length of Grant and Vesting

The Directors will determine when options granted under the Plan expire, as long as the expiry date determined by the Directors does not exceed ten years from the grant date, and the period during which the options may be exercised (vesting) by the Participant.

8.4 Non-Assignability of Options

An option is not transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by a Participant and may be exercised during the lifetime of the Participant only by such Participant.

8.5 Right to Postpone Exercise

A Participant shall be entitled to exercise the option at any time during the period from vesting to expiry or termination of the options granted.

8.6 Exercise and Payment

An option may be exercised by a Participant or his estate by giving written notice to the Chief Executive Officer, Transfer Agent, Treasurer, or the Corporate Secretary of Grand Banks specifying the number of Common Shares in respect of which such option is being exercised, and accompanied by full payment (by cash or certified cheque payable to Grand Banks) for the entire exercise price (determined in accordance with the Option Agreement) multiplied by the number of Optioned Shares specified in the notice. Upon exercise of an option, Grand Banks shall authorize its transfer agent and registrar to promptly deliver a share certificate in the name of such Participant.

8.7 Rights of Participants

A Participant shall have no rights whatsoever as a shareholder (including, without limitation, any right to receive dividends or other distributions therefrom, voting rights, warrants or rights under any rights offering) in respect of any of the Optioned Shares until the Participant has exercised his option to purchase and the Common Shares have been duly issued by Grand Banks.

8.8 Amalgamation

In the event of an amalgamation, arrangement or other form of business combination of Grand Banks with another corporation or other entity which results in the holders of voting securities of that other corporation or entity holding, in the aggregate, voting securities having attached thereto a number of votes which constitutes, in the aggregate, more than 50% of the aggregate votes attaching to all outstanding voting securities of Grand Banks or entity resulting from the business combination (a "**Change of Control**") all issued options become exercisable immediately. In the event of a Change of Control transaction which results in Grand Banks being acquired outright by another entity, Grand Banks may, at its option, require the acceleration of the time for the exercise of the option rights granted under the Plan and the time for fulfilment of any conditions or restrictions on such exercise.

8.9 Take over Bid

If, at any time during the period when an option has been granted to a Participant but remains unexercised, a take over bid as defined in any applicable securities legislation (including an exempt take over bid other than an exempt take over bid which permits purchases of up to 5% of issued capital per year through the facilities of a recognized stock exchange) Grand Banks shall provide each Participant with any information that is in the public domain that it has in its possession on a timely basis. The provisions of the Option Agreement notwithstanding, the vesting time for the exercise of the options will be accelerated to allow the Participant to exercise all outstanding options to facilitate the tendering of Common Shares to the take over bid.

8.10 Alteration in Common Shares

If a dilution of value or a reorganization of the Common Shares of Grand Banks occurs by way of a share dividend, share split, issuance of shares or instruments convertible into Common Shares (other than pursuant to the Plan) for less than market value, share consolidation, share reclassification, exchange of Common Shares, recapitalization, amalgamation, merger, consolidation, corporate arrangement, reorganization, liquidation or the like, the Participant shall be entitled to a *pro rata* adjustment to the number of Optioned Shares, or to the exercise price, or both, as shall be appropriate to give proper effect to such event, including to prevent, to the extent possible, substantial dilution or enlargement of rights granted to Participants under the Plan. In any such event,

the maximum number of Common Shares available under the Plan shall be appropriately adjusted. If because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares for those in another corporation is imminent, the Directors shall, in a fair and equitable manner, determine the manner in which all unexercised options shall be treated including, adjustment to the time period for the exercise of such rights by the Participants. All determinations of the Directors under this paragraph 8.10 shall be full and final.

8.11 Termination

(a) If a Participant is dismissed as a director, officer, employee, consultant or advisor by Grand Banks or by one of its subsidiaries for cause, all unexercised option rights of that Participant under the Plan shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Participant.

(b) If a Participant resigns or is dismissed as a director, officer, employee, consultant or advisor of Grand Banks for any reason other than one enumerated in clause 8.11(a) or 8.12, all unexercised option rights of that Participant under the Plan will terminate and lapse thirty (30) days after such date notwithstanding the original term of the option granted to such Participant.

8.12 Disability or Retirement

If a Participant ceases to be a director, officer, employee, consultant or advisor of Grand Banks as a result of:

(a) disability or illness preventing the Participant from performing the duties routinely performed by such Participant;

(b) retirement;

(c) death; or

(d) in other discretionary circumstances such that an adjustment of the option exercise period is approved by the Directors;

such Participant or his estate shall have the right for a period of six months (or until the normal expiry date of the option rights of such Participant if earlier) from the date of ceasing to be a director, officer, employee, consultant or advisor to exercise all Optioned Shares of such Participant to the extent they were exercisable on the date of ceasing to be a director, officer, employee, consultant or advisor. Upon the expiration of such period all unexercised options of that Participant shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Participant.

9. Amendment and Discontinuance of Plan

The Directors in their sole discretion, but subject to law and regulatory authorities may amend or revise the terms of the Plan or may discontinue the Plan at any time, provided that no such action may in any manner adversely affect the rights of a Participant under any options earlier granted to a Participant without the consent of that Participant. Without limiting the generality of the foregoing, disinterested Shareholder approval will be obtained for any reduction in the exercise price if the Optionee is an Insider of the Issuer at the time of the proposed amendment.

10. No Further Rights

Nothing contained in the Plan nor in any option gives any Participant any interest or title in or to any Grand Banks shares or any rights as a shareholder or any other legal or equitable right against Grand Banks other

than as set forth in the Plan and pursuant to the exercise of any option, nor shall it confer upon the Participants any right to continue as a director, officer or employee of Grand Banks.

11. Compliance with Laws

The obligations of Grand Banks to sell Common Shares and deliver share certificates are subject to compliance by Grand Banks and the Participants with all applicable corporate and securities law, rules and regulations.

SCHEDULE "B" to the Information Circular
Of Grand Banks Energy Corporation

Audit Committee Charter

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of the Company is to provide an open avenue of communication between management, the Company's independent auditor and the Board and to assist the Board in its oversight of:

- the integrity, adequacy and timeliness of the company's financial reporting and disclosure practices;
- the Company's compliance with legal and regulatory requirements related to financial reporting; and
- the independence and performance of the Company's independent auditor.

The Committee shall also perform any other activities consistent with this Charter, the Company's articles and governing laws as the Committee or Board deems necessary or appropriate.

The committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee's role is one of oversight. Management is responsible for preparing the Company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles ("GAAP"). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor's responsibility is to audit the Company's financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the company's financial statements, preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

AUTHORITY AND RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1. Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2. Review the appointments of the Company's Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3. Review with management and the independent auditor the adequacy and effectiveness of the Company's accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4. Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5. Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6. Review the Company's financial reporting and accounting standards and principles and significant changes in such standards or principals or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7. Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor's judgment about the quality and appropriateness of the Company's accounting policies. This review may include discussions with the independent auditor without the presence of management.

8. Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

9. Pre-approve all non-audit services to be provided to the Company by the independent auditor.

10. Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Company and all non-audit work performed for the Company by the independent auditor.

11. Establish and review the Company's procedures for the:

    - receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and
    - confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12. Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13. Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of National Instrument 52-110 of the Canadian Securities Administrators, the *Business Corporations Act* (British Columbia) and the articles of the Company.

SCHEDULE "C" to the Information Circular
Of Grand Banks Energy Corporation

CHANGE OF AUDITOR NOTICE, LETTER FROM FORMER AUDITOR AND LETTER FROM SUCCESSOR AUDITOR

GRAND BANKS ENERGY CORPORATION

<u>CHANGE OF AUDITOR NOTICE</u>
(National Instrument 51-102)

Alberta Securities Commission
410, 300 – 5th Avenue SW
Calgary, Alberta
T2P 3C4

British Columbia Securities Commission
Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

TAKE NOTICE THAT BDO Dunwoody LLP ("BDO") has resigned as Auditor of the Corporation at its own initiative by notice dated January 17, 2006, such resignation to be effective January 17, 2006.

There were no reservations in the Auditor's reports for the Company's year ended December 31, 2004 and December 31, 2003.

Personnel actively involved in the audit of the Company have left BDO and joined Deloitte & Touche LLP ("Delloitte"). As a result of these changes, BDO agreed to resign as auditors of the Company and facilitate the orderly transition of the audit files to Deloitte or any other successor. The audit committee reviewed the situation and recommended to the Board of Directors of the Company that BDO's resignation be approved, and advised that the appointment of Deloitte as auditors of the Company would provide for continuity for key audit engagement team members and be in the best interests of the Company.

There were no reportable events cited by the Auditor and the Corporation is not aware of any reportable events and is of the opinion that none exists.

Dated this 19th day of January, 2006.

Grand Banks Energy Corporation

"E.C. McFeely" .
Edward C. McFeely
President and Chief Executive Officer

BDO
Driving growth

BDO Dunwoody LLP
Chartered Accountants
and Consultants

1900, 801 – 6 Avenue S.W.
Calgary, Alberta Canada T2P 3W2
Telephone: (403) 266-5608
Fax: (403) 233-7833

January 25, 2006

British Columbia Securities Commission
Alberta Securities Commission

Dear Sirs:

Re: Grand Banks Energy Corporation

Pursuant to National Instrument 51-102 (Part 4.11), we have been provided with the enclosed notice, dated January 19, 2006, with respect to our resignation as the Auditor of the Company. Based on the information available to us, we agree with the information contained in the attached notice.

We understand that the Notice of Change of Auditor along with this letter will be provided to the Company's registered shareholders.

Yours truly,

Signed "BDO Dunwoody LLP"

Chartered Accountants
Calgary, Alberta

cc: Grand Banks Energy Corporation
Deloitte & Touche LLP

Deloitte

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca

January 25, 2006

British Columbia Securities Commission
Alberta Securities Commission

Dear Sirs:

Re: Grand Banks Energy Corporation (the "Company")

We have read the statements made by Grand Banks Energy Corporation in the attached copy of Change of Auditor Notice dated January 19, 2006, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We hereby confirm our agreement with the information contained in the notice sent to us by the above-noted company dated January 19, 2006. This confirmation is based on our knowledge of the information at this date.

Yours truly,

Deloitte & Touche LLP
Chartered Accountants